Cane Clark LLP		3273 E. Warm Springs Las Vegas, NV 89120
Kyleen E. Cane*	Bryan R. Clark^	Telephone: 702-312-6255
Chad Wiener+	Scott P. Doney~	Facsimile: 702-944-7100
Joe Laxague~		Email: cwiener@caneclark.com

June 19, 2007

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporate Finance
Mail Stop 7010
100 F. Street, NE
Washington, D.C. 20549

Attention: Donna Levy

Re:	Colombia Goldfields Ltd. Registration Statement on Form SB-2 Filed April 20, 2007 File No. 333-142249
____________________________________________________________________

We write on behalf of Colombia Goldfields Ltd. in response to Staff’s letter of May 10, 2007 by H. Roger Schwall, Assistant Director of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced SB-2 (the “Comment Letter”). On behalf of the Company, we have filed with the Commission via the EDGAR system, an Amended Registration Statement on Form SB-2 (the “First Amended SB-2”). We enclose with this letter a copy of the First Amended SB-2, plus a copy of the prior SB-2 filing redlined to show the changes.

The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter.

Cover Page of Registration Statement

1.  Please provide the name, address and phone number of your agent for service.

In response to this comment, the Company provided the name, address, and phone number of its agent for service on the cover page of the registration statement.

Cover Page of Prospectus

2.	You state that your ticker symbol is GCDF, but we note that it is CGDF. Please revise.

In response to this comment, the Company corrected this typographical error so that the ticket symbol is correctly stated as CGDF.

Selling Shareholders, page 15

3.
In footnote to the selling shareholder ownership table, please identify the natural persons with power to vote or to dispose of the securities offered for resale by the entities listed as selling shareholders. See Interpretation No. 4S of the Regulation S-K section of the Division of Corporation Finance’s March 1999 Supplement to the Manual of Publicly Available Telephone Interpretations.

In response to this comment, the Company disclosed in footnotes to the selling shareholder ownership table the natural persons who are the beneficial owners of the securities offered for resale by the entities listed as provided to the Company upon request of the affected entities.

If you have any questions regarding this comment letter, please feel free to contact me at 702-312-6255. Thank You.

Sincerely,

/s/ Chad Wiener
Chad Wiener
CANE CLARK LLP